Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-210691

Relating to Preliminary Prospectus Supplement

Dated August 8, 2016 to Prospectus Dated April 11, 2016

Pricing Term Sheet

Rexford Industrial Realty, Inc.

5.875% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

August 9, 2016

Issuer:	Rexford Industrial Realty, Inc.

Security:	5.875% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Number of Shares:	3,600,000 shares

Public Offering Price:	$25.00 per share; $90,000,000 total

Underwriting Discount:	$0.7875 per share; $2,835,000 total

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 16, 2021 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control)

Pricing Date:	August 9, 2016

Settlement Date:	August 16, 2016 (T + 5)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	5.875% per annum of the $25.00 per share liquidation preference (equivalent to a fixed annual rate of $1.46875 per share), accruing from August 16, 2016

Dividend Payment Dates:	Quarterly on or about the last day of March, June, September and December of each year, beginning on December 31, 2016

Optional Redemption:	On and after August 16, 2021, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a “Change of Control”, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the Series A Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Stock will not have the conversion rights described below.

Change of Control:

A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity (or if, in connection with such transaction shares of common stock are converted into or exchangeable for (in whole or in part) common equity securities of another entity, such other entity) has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT LLC (“NYSE MKT”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•    2.2738 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

If, on or prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Stock will not have any right to convert Series A Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

CUSIP/ISIN:	76169C 209/US76169C2098

Listing:	The Issuer intends to apply to list the Series A Preferred Stock on the NYSE under the symbol “REXR Pr A”. If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Stock.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Capital One Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
Stifel, Nicolaus & Company, Incorporated
U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or email: dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or email: wfscustomerservice@wellsfargo.com.